FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December   , 2005
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date December 14, 2005	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice regarding new policy on returning profits to shareholders and revision of projected year-end dividend for the fiscal year ending December 31, 2005 (the 105th Business Term).

December 14, 2005
Canon Inc.
President & CEO: Fujio Mitarai
Securities code: 7751
[First Section of Tokyo and other Stock Exchanges]

Inquiries:
Toshizo Tanaka
Senior Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice regarding new policy on returning profits to shareholders and revision of projected year-end dividend for the fiscal year ending December 31, 2005 (the 105th Business Term).
Based on a new policy on returning profits to shareholders, at a Board of Directors meeting held on December 14, 2005, a decision was made to revise upward the projected year-end dividend for the fiscal year ending December 31, 2005 (the 105th Business Term) as follows.
1.	New policy on returning profits to shareholders

Since 1996, under two five-year initiatives—Phases I and II of the Excellent Global Corporation Plan—the Canon Group has been working towards increasing its corporate value. During this period, management has focused on profitability and cash flow, which has led to greater competitiveness of its products and a stronger financial position.

Going forward, Canon will positively invest in strategic areas to accelerate growth, and will also place priority on actively returning profits to shareholders as an important management measure, taking full advantage of its strengthened financial base, which is attributable to the two five-year plans.

As for returning profits to shareholders, Canon has worked to raise its dividend per share in accordance with the company’s policy of providing a stable dividend. Under the new policy, Canon will actively work to return profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and the company’s consolidated business performance. Specifically, the medium- to long-term objective will be to continuously strive to raise the consolidated payout ratio to around 30 percent.

2.	Regarding the year-end dividend for the fiscal year ending December 31, 2005 (the 105th Business Term)

Canon will finish this year, the final year of Phase II of the Excellent Global Corporation Plan, by achieving increases in both sales and profits, and also significantly exceeding the targets that were set out for Phase II. Accordingly, in response to the continued support of shareholders and based on the new policy on returning profits to shareholders, the following upward revision was made to the year-end per-share dividend projection.

3.	Details of the Revision

	Mid-term	Year-end	Full Year
Previous Projection (July 27, 2005)	32.50 yen	32.50 yen	65.00 yen
Current Revision	32.50 yen	67.50 yen	100.00 yen
(For reference) Previous Year’s Result	25.00 yen	40.00 yen	65.00 yen

This release contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this release. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.